Exhibit 99.1

Brookfield Asset Management Inc.

ANNUAL INFORMATION FORM

March 31, 2014

Brookfield Asset Management Inc.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements and Information	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	15

Code of Business Conduct and Ethics	19

Business Environment and Risks	19

Corporate Social Responsibility	19

Corporate Governance	21

Directors and Officers	22

Market for Securities	24

Ratings and Liquidity	25

Dividends and Dividend Policy	26

Description of Capital Structure	28

Transfer Agent and Registrar	30

Material Contracts	30

Interests of Experts	30

Audit Committee Information	30

Additional Information	32

Appendices:

A. Trading Information for the Corporation’s Publicly Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity. We have a range of public and private investment products and services which leverage our expertise and experience. Our Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM,” the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and the NYSE Euronext under the symbol “BAMA.”

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its consolidated subsidiaries and affiliates, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All references to A$ are to Australian dollars. All references to R$ are to Brazilian reais. All references to £ are to British Pound Sterling. All references to € are to Euros. All information is presented as at December 31, 2013, unless otherwise noted.

Brookfield Asset Management Inc. – 2014 Annual Information Form	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2	Brookfield Asset Management Inc. – 2014 Annual Information Form

SUBSIDIARIES

The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities owned, or over which control or direction is exercised, directly or indirectly, by the Corporation and the equity ownership of the Corporation, in each case as at December 31, 2013:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Percentage
Infrastructure
Brookfield Infrastructure Partners L.P. (a)	Bermuda	100.0	28.5
Property
Brookfield Office Properties Inc. (b)	Canada	50.7	50.7
Brookfield Property Partners L.P. (c)	Bermuda	100.0	89.4 (d)
Renewable Energy
Brookfield Renewable Energy Partners L.P. (e)	Bermuda	100.0	65.0
Residential
Brookfield Residential Properties Inc.	Canada	68.5	68.5
Brookfield Incorporações S.A. (f)	Brazil	53.3	45.0

(a)	The Corporation owns a 100% general partnership interest. The Corporation owns limited partnership units and units exchangeable into limited partnership units representing an aggregate 28.5% economic ownership interest in Brookfield Infrastructure Partners L.P. (on a fully exchanged basis).
(b)	On March 31, 2014, the Corporation had a direct and indirect ownership interest in 84.4% of the common shares of Brookfield Office Properties Inc., following the take up of common shares of Brookfield Office Properties Inc. by Brookfield Property Partners L.P. pursuant to a tender offer (the “Offer”). See “Development of the Business – Property – 2014 Activity – to-date” on page 5 for further information.
(c)	The Corporation owns a 100% general partnership interest. On December 31, 2013, the Corporation owned limited partnership units and units exchangeable into limited partnership units representing an aggregate 89.4% economic ownership interest in Brookfield Property Partners L.P. (on a fully exchanged basis).
(d)	On March 31, 2014, the Corporation had an aggregate 71.9% economic ownership interest in Brookfield Property Partners (on a fully exchanged basis) following the issuance of limited partnership units to shareholders of Brookfield Office Properties Inc. who tendered common shares pursuant to the Offer.
(e)	The Corporation owns a 100% general partnership interest. The Corporation owns limited partnership units and units exchangeable into limited partnership units representing an aggregate 68.5% economic ownership interest in Brookfield Renewable Energy Partners L.P. (on a fully exchanged basis).
(f)	The Corporation exercises control over 53.3% of the common shares of Brookfield Incorporações S.A. through (i) a 45.0% equity ownership and (ii) influence over 8.3% of the shares held by previous members of management through voting agreements.

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2011 in each of our principal areas of business and at the asset management and corporate levels.

Asset Management

2014 Activity – to date

We are in the process of raising capital for four funds with the objective of obtaining third-party capital commitments of approximately $2 billion.

On February 27, 2014, we announced that each of Helios Advantage Income Fund, Helios High Income Fund, Helios Multi-

Sector High Income Fund and Helios Strategic Income Fund, all registered funds managed by Brookfield Investment Management

Inc. (“BIM”), would reorganize into Helios High Yield Fund. Effective March 1, 2014, Helios High Yield Fund was renamed

Brookfield High Income Fund Inc.

2013 Activity

In 2013, we raised third-party capital commitments for private funds totaling approximately $7.2 billion.

On February 1, 2013, Brookfield Financial, the Corporation’s global investment bank with expertise in real assets, advised T&T

Properties on its sale of a portfolio of shopping centers in Edmonton and Medicine Hat, Alberta to Primaris Retail REIT for approximately C$377 million.

Brookfield Asset Management Inc. – 2014 Annual Information Form	3

On February 4, 2013, Brookfield Financial advised Dundee International REIT on its €257 million debt financing to acquire 11 office properties in Germany from SEB Asset Management AG for €420 million.

On March 7, 2013, BIM closed an initial public offering of Class A Preferred Shares, Series 1 of Global Champions Split Corp. (TSX: GCS) for gross proceeds of C$50 million. Global Champions Split Corp. invests in a diversified portfolio of large capitalization companies that BIM, as investment fund manager, believes are best in class within their respective industries.

On March 28, 2013, BIM closed a $420 million common stock offering of the Brookfield Mortgage Opportunity Income Fund (NYSE: BOI), a diversified closed-end management investment company.

On May 8, 2013 Brookfield Financial advised Revera Inc. on its sale of a 75% interest in 47 retirement residences in Canada to Health Care REIT for $1.01 billion.

On July 18, 2013, BIM closed an initial public offering of units in Brookfield Global Infrastructure Securities Income Fund (TSX: BGI) for gross proceeds of C$344 million. This fund invests in a portfolio comprised primarily of equity securities of publicly traded global infrastructure companies.

On October 25, 2013, Brookfield Global Listed Infrastructure Fund (NYSE: INF) completed a transferable rights offering which raised approximately $50 million of gross proceeds.

On December 6, 2013, Brookfield Financial advised F. Hannan (Properties) Pty Ltd. on its sale of 33 commercial buildings in the Sydney Corporate Park to the Goodman Australia Industrial Fund for A$343 million.

2012 Activity

In 2012, we raised third-party capital commitments for private funds totalling approximately $2.6 billion.

On June 19, 2012, BIM closed an initial public offering of units in Brookfield High Yield Strategic Income Fund (TSX: BHY) for gross proceeds of C$129.25 million. This fund invests in a portfolio comprised primarily of high yield bonds, debentures, notes, corporate loans, convertible debentures and other debt instruments rated below investment grade.

On August 8, 2012, Brookfield Financial advised the special committee of the board of directors of Gazit America Inc. (“Gazit America”) in the sale of a medical office portfolio to First Capital Realty and the acquisition by Gazit-Globe Ltd. (“Gazit- Globe”) of all of the issued and outstanding common shares of Gazit America that Gazit-Globe did not own. These transactions were valued, in the aggregate, at C$522 million.

On August 15, 2012, Helios Total Return Fund (NYSE: INF) completed a 1-for-4 reverse stock split. On October 22, 2012, Helios Total Return Fund completed a transferable rights offering which raised approximately $75 million of gross proceeds.

2011 Activity

In 2011, we raised third-party capital commitments for private funds totalling approximately $1.2 billion.

On April 1, 2011, BIM closed an initial public offering of units in Brookfield New Horizons Income Fund (TSX: BIF) for gross proceeds of C$130 million. This fund invests in a diversified portfolio of marketable securities in infrastructure, real estate and high yield corporate debt with the objective of earning stable and consistent income, without exposure to excessive risk.

On June 14, 2011, Brookfield Financial advised Lone Star Funds, a U.S. private equity firm, on its sale of 295 commercial properties in Germany to Dundee International REIT for €745 million.

On July 21, 2011, Brookfield Financial advised Dundee REIT on its acquisition of 29 office properties in Toronto, Ontario and western Canada from Blackstone Real Estate Advisors LP and Slate Properties Inc. for C$832 million.

On August 26, 2011, BIM completed the IPO of Brookfield Global Listed Infrastructure Fund for total levered proceeds of approximately $180 million.

On September 30, 2011, Brookfield Financial advised Dundee Kilmer Developments Ltd. on its successful bid to design, build and finance the 2015 Pan American Games Athletes Village in Toronto. The project is valued at C$700 million.

In November 2011, we announced the expansion of our registered funds business. Our registration became effective for four registered mutual funds in the United States: Brookfield Global Listed Real Estate Fund, Brookfield Global Listed Infrastructure Fund, Brookfield Global High Yield Fund and Brookfield High Yield Fund. Also in the fourth quarter of 2011, the Central Bank of Ireland authorized our four Irish domiciled UCITS Funds: Brookfield Global Listed Real Estate UCITS Fund, Brookfield U.S. Listed Real Estate UCITS Fund, Brookfield Global Listed Infrastructure UCITS Fund and Brookfield Global High Yield UCITS Fund.

4	Brookfield Asset Management Inc. – 2014 Annual Information Form

Property

2014 Activity – to date

On January 6, 2014, Brookfield Office Properties Inc. (“Brookfield Office Properties”) announced that it will commence construction of 1 London Wall Place, a 310,000 square foot office building in London.

On February 12, 2014, Brookfield Property Partners L.P. (together with its related entities, “Brookfield Property Partners”) announced the commencement of its offer to acquire any or all of the shares of Brookfield Office Properties that it does not currently own (the “Offer”). Under the terms of the Offer, each Brookfield Office Properties shareholder can elect to receive consideration per Brookfield Office Properties common share of either 1.0 limited partnership unit of Brookfield Property Partners or $20.34 in cash, subject in each case to pro-ration based on a maximum number of Brookfield Property Partners limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of Brookfield Office Properties common shares subject to the Offer.

On March 20, 2014, Brookfield Property Partners announced that 195,880,947 common shares of Brookfield Office Properties, or 70.48% of the common shares that Brookfield Property Partners does not own, were tendered into the Offer. On March 24, 2014, Brookfield Property Partners issued 131,235,397 limited partnership units to shareholders of Brookfield Office Properties who tendered into the Offer, and this issuance decreased the Corporation’s aggregate economic ownership in Brookfield Properties from 89% to 72%. Brookfield Property Partners has extended the Offer until March 31, 2014 and expects to complete a take-private transaction with Brookfield Office Properties following a special meeting of shareholders of Brookfield Office Properties in June 2014.

2013 Activity

We leased approximately 8.9 million square feet of commercial office property during 2013, resulting in overall occupancy of 88% and a 7.3 year average term. Our average in-place rent in the portfolio was $30.17 per square foot.

On January 15, 2013, Brookfield Office Properties commenced construction of the platform of its $4.5 billion, five million square foot mixed-use Manhattan West development on Manhattan’s west side. Construction of the North Tower and South Tower on the Manhattan West development is expected to be completed in 2015.

On January 31, 2013, Brookfield Office Properties redeemed C$200 million Class AAA Preference Shares, Series F.

On February 11, 2013, the Brookfield Fairfield U.S. Multifamily Value Add Fund (the “Multifamily Fund”) announced the acquisition of a portfolio of 19 apartment communities with 4,892 units located in North Carolina, South Carolina and Virginia from Babcock & Brown Residential for a total of $414 million.

On April 12, 2013, the Corporation acquired $157 million of ownership interests owned by other investors in the consortium holding the underlying common shares and warrants of General Growth Properties, Inc. (“GGP”) and common shares of Rouse Properties, Inc. (“Rouse”). These common shares and warrants were subsequently transferred to Brookfield Property Partners in the spin-off that followed shortly thereafter, which is described immediately below.

On April 15, 2013, the Corporation launched its flagship global real estate public vehicle, Brookfield Property Partners, by way of a special dividend to the holders of the Corporation’s Class A Shares and Class B Limited Voting Shares (“Class B Shares”). Prior to completion of the spin-off, Brookfield Property Partners acquired from the Corporation substantially all of its global commercial property operations, including its office, retail, multifamily and industrial assets.

On June 11, 2013, Brookfield Property Partners announced its acquisition of EZW Gazeley Limited from Economic Zones World, part of Dubai World, for $370 million.

On June 17, 2013, Brookfield Office Properties announced that it would commence construction of the 366,000 square foot second tower at ‘Brookfield Place Perth.’ Construction of the second tower is expected to be completed in late 2015.

On July 23, 2013, the Corporation announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners Fund, a global private fund focused on making opportunistic investments in commercial property assets.

On July 24, 2013, Brookfield Office Properties announced that it would commence construction of a 2.4 million square foot office development project in downtown Calgary to be named ‘Brookfield Place Calgary.’ Construction of this development is expected to be completed in the latter half of 2017.

On October 15, 2013, Brookfield Office Properties together with institutional investors completed the acquisition of MPG Office Trust, Inc. (“MPG Office”). Brookfield Office Properties’ portion of the consideration for the acquisition of MPG Office was $443 million. MPG Office consists of seven high-quality office properties comprising 8.3 million square feet of office space in downtown Los Angeles.

Brookfield Asset Management Inc. – 2014 Annual Information Form	5

On October 31, 2013, Brookfield Property Partners announced its intention to acquire up to a $750 million investment in China Xintiandi, which owns retail and office properties in Shanghai. This transaction closed on February 17, 2014.

In October 2013, Brookfield Property Partners completed its acquisition of Industrial Developments International Inc. (“IDI”) from the U.S. subsidiary of Kajima Corporation for equity consideration of $595 million. IDI was merged with Brookfield Property Partners’ existing modern logistics facilities company, Verde Realty (“Verde”), to create a combined North American modern logistics facilities platform.

On November 15, 2013, Brookfield Property Partners acquired additional shares and warrants of GGP from other investors in the Corporation-led consortium. This $1.4 billion investment was funded through the issuance of $435 million of limited partnership units of Brookfield Property Partners to institutional investors and $995 million of redemption exchange units of Brookfield Property L.P. to the Corporation. This transaction increased Brookfield Property Partners’ fully diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. The Corporation earned approximately $558 million in performance fees based on the consortium’s investment returns.

On November 26, 2013, Brookfield Office Properties acquired One North End Avenue, a 509,000 square foot office building in Lower Manhattan that will be integrated with Brookfield Place New York, for $200 million.

In 2013, we acquired 36 multifamily properties in the United States with 9,100 apartment units.

In 2013, we assumed management of a property fund in India with $300 million of commitments and commercial real estate investments in two major business centres.

2012 Activity

We leased approximately 6.8 million square feet of commercial office property during 2012, resulting in overall occupancy of 92% and a 7.4 year average term. Our average in-place rent in the portfolio was $30.93 per square foot.

On January 12, 2012, GGP completed the spin-off of Rouse through a special dividend of the common stock of Rouse to holders of GGP common stock. Following completion of the spin-off, we owned 37.5% of the common stock of Rouse. In the first quarter of 2012, following completion of the spin-off, Rouse distributed rights to its common stockholders entitling them to acquire 13,333,333 shares of common stock of Rouse at $15 per share. We agreed to purchase the shares of Rouse that we were entitled to purchase with our pro rata share of rights and to acquire any shares of Rouse that were not otherwise subscribed for in the rights offering. Brookfield Property Partners currently owns 39% of Rouse, which represents our entire ownership interest in the company.

On January 17, 2012, Brookfield Office Properties issued C$200 million principal amount of 4.30% senior notes due January 17, 2017.

On March 1, 2012, Brookfield Office Properties redeemed C$153.5 million Class AAA Preference Shares, Series I.

On March 12, 2012, the Brookfield Real Estate Opportunity Fund I, a private fund established by the Corporation, announced the sale of Convergence Office Center in Dallas for $123 million.

On March 14, 2012, we announced a joint venture with Hillwood (the “Hillwood JV”), a Dallas/Fort Worth-based real estate investor and developer, to acquire, develop and manage industrial property, principally large warehouses, across the United States. The Hillwood JV has an aggregate equity commitment of $400 million.

On April 16, 2012, Brookfield Office Properties issued C$150 million principal amount of 4.00% senior unsecured notes due April 16, 2018.

On June 5, 2012, Brookfield Office Properties announced that it acquired two office towers, Metropolitan Park East & West, in the Seattle central business district for $210 million.

On June 12, 2012, Brookfield Office Properties announced that it would commence development of the Bay Adelaide Centre East Tower in Toronto. Construction of Bay Adelaide Centre East is expected to be completed in 2016.

On June 19, 2012, Brookfield Office Properties announced that it had agreed to acquire a portfolio of premier office buildings and a development site in the London financial district from Hammerson plc (“Hammerson”) for $829 million (£518 million). Brookfield Office Properties subsequently acquired an additional development site from Hammerson in partnership with Oxford Properties Group. This transaction closed later in 2012.

On September 13, 2012, Brookfield Office Properties issued C$250 million 4.60% rate-reset Preference Shares, Series T.

On September 25, 2012, the Corporation and Fairfield Residential Company LLC (“Fairfield”) announced the final close of the Multifamily Fund with total commitments of $323 million. The Corporation committed $50 million to the Multifamily Fund.

6	Brookfield Asset Management Inc. – 2014 Annual Information Form

Fairfield manages the Multifamily Fund, which is pursuing investment opportunities to acquire undervalued or underperforming multifamily apartment properties in infill or supply-constrained locations suitable for renovation, reposition and operational turnaround.

On October 10, 2012, Brookfield Office Properties and certain of the Corporation’s funds acquired all of the outstanding shares of Thakral Holdings Group, an Australian public company (“Thakral”), for A$0.81 per share or A$474 million, securing a prime development site in Sydney and a portfolio of Australian hotel properties.

On October 15, 2012, Brookfield Office Properties acquired a 37.5% interest in the 100 Bishopsgate property in the City of London from Great Portland Estates for £47.2 million, giving Brookfield Office Properties control of the office project, which was previously an equal partnership between the two companies.

On November 20, 2012, Brookfield Office Properties announced the sale of two assets: the 33 South 6th Street / City Center property in Minneapolis and the KBR Tower office building in Houston, for net proceeds of $182 million.

On December 17, 2012, Brookfield Office Properties announced it had repaid C$480 million of promissory notes of Brookfield Residential Properties Inc. The promissory notes were held by Brookfield Office Properties as a portion of the compensation for the divestiture of the company’s residential division associated with the formation of Brookfield Residential Properties Inc. in March 2011. Two tranches of notes, a C$265 million senior note and a C$215 million junior note, were due on December 31, 2015 and December 31, 2020, respectively. All principal and interest has been repaid in full.

On December 21, 2012, the Hillwood JV acquired 81% of Verde from Verde shareholders at a price of $12.85 per share for a total transaction value of $886 million.

On December 31, 2012, the Corporation acquired 18,432,855 warrants to acquire shares of common stock of GGP from affiliates of Pershing Square Capital Management LP in exchange for $272 million.

In 2012, we entered into a 50/50 joint venture with Peninsula Land Ltd. (“Peninsula”) to launch a $100 million real estate fund. The joint venture evaluates and manages investments targeting the development of residential and commercial assets, primarily in Tier I cities in India.

2011 Activity

We leased approximately 11 million square feet of commercial office property during 2011, resulting in overall occupancy of 93% and a 7.3 year average term. Our average in place rent in the portfolio was $28.57 per square foot.

On January 18, 2011, we acquired 113.3 million common shares of GGP from The Fairholme Fund (“Fairholme”) for aggregate consideration of approximately $1.7 billion, giving us and our consortium partners an approximate 38% equity interest in GGP at the time (43% on a fully diluted basis). The consortium was ended on November 15, 2013. Pursuant to an agreement with Fairholme, we issued 27.5 million Class A Shares, representing a 4.5% equity interest in the Corporation, to Fairholme that were valued at $907 million and paid Fairholme $804 million in cash. Fairholme subsequently sold its ownership stake in the Corporation through market sales.

We recapitalized our U.S. office property fund for $175 million by acquiring bank debt and converting it into equity. The fund owns a five million square foot portfolio of office properties on the west coast of the U.S., predominantly in California.

Brookfield Office Properties sold three U.S. office properties in 2011: 1400 Smith Street in Houston, Newport Tower in Jersey City and 53 State Street in Boston. These sales raised net equity proceeds of $555 million. The proceeds were reinvested in seven separate investments: a 75% interest in 450 West 33rd Street in New York, a 50% interest in Bankwest Tower in Perth, a 50% interest in Southern Cross West in Melbourne, a 100% interest in Three Bethesda Metro Center in Bethesda, a 49% interest in Brookfield Place, 250 Vesey Street (formerly Four World Financial Center) in New York (consolidating our ownership in Brookfield Place New York to 100%), a 51% interest in 1801 California St. in Denver, and the acquisition of a further 21% interest in our U.S. office property fund.

We partnered with the Investment Corporation of Dubai, a leading United Arab Emirates government agency, to establish a $1 billion platform to make opportunistic real estate investments in the Middle East. We committed $100 million to this initiative, as did our partner.

We acquired a $1 billion portfolio of defaulted property loans in New Zealand from a European bank. We also acquired a defaulted loan backed by 40% of Thakral.

We refinanced or secured $4.5 billion of new financing on our office properties portfolio during 2011, including the recapitalization of our U.S. office property fund and the financing of Bay Adelaide Centre West in Toronto, which was completed at a 4.4% interest rate. This $4.5 billion breaks down as $1.5 billion in our U.S. office property fund; $900 million in North America; $900 million in Australia; and acquisition-related financings of $1.2 billion. The average rate on these financings was 5.3%.

Brookfield Asset Management Inc. – 2014 Annual Information Form	7

Brookfield Office Properties issued C$250 million of 5.1% rate-reset preferred shares.

We traded 33% of our interest in two malls in Arizona for $75 million of cash and the acquisition of freehold interests in six big box anchor locations in our malls that were owned by another company. We also sold three non-core retail centers in the U.S.

We foreclosed, through a defaulted mezzanine loan, on a hotel and casino containing 1,500 guestrooms located in Las Vegas, Nevada. We continue to own this property.

We completed construction of the first tower of Brookfield Place Perth.

Renewable Energy

2014 Activity – to date

On January 21, 2014, Brookfield Renewable Energy Partners L.P. (together with its related entities, “Brookfield Renewable Partners”) acquired with certain institutional partners a 70 megawatts (“MW”) hydroelectric portfolio in Maine consisting of nine facilities on three rivers (“Black Bear”). In February 2014, Brookfield Renewable Partners completed a $150 million private bond financing for its Black Bear portfolio. The senior bonds are non-amortizing and mature in 2024.

On February 3, 2014, Brookfield Renewable Partners acquired with certain institutional partners the remaining 50% interest in the 30 MW Malacha hydroelectric project located in northern California, bringing the total interest held by Brookfield Renewable Partners and its partners in the project to 100%.

On February 6, 2014, Brookfield Renewable Partners announced that it entered into an agreement with its institutional partners to acquire a 33% economic and a 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania. The total purchase price for this transaction is $289 million subject to customary working capital adjustments.

2013 Activity

On January 29, 2013, Brookfield Renewable Partners issued C$175 million of 5.00% perpetual Class A Preference Shares, Series 5.

On February 21, 2013, Brookfield Renewable Partners announced that it was successful in its bid to purchase approximately 66% of the issued and outstanding common shares of Western Wind Energy Corp. (“Western Wind”), a company with 165 MW of wind and solar assets operating in California and Arizona. In subsequent transactions in March and May 2013, Brookfield Renewable Partners acquired the remainder of Western Wind’s common shares. The aggregate purchase price of the bid and subsequent privatization of Western Wind was approximately $250 million.

In February 2013, Brookfield Renewable Partners refinanced indebtedness associated with its Comber Wind facility through a C$450 million broadly marketed private placement bond financing. The senior bonds are fully amortizing and mature in 2030.

On March 1, 2013, Brookfield Renewable Partners acquired a portfolio of 19 hydroelectric generating stations in Maine (“White Pine”) from a subsidiary of NextEra Energy Resources, LLC for a total enterprise value of approximately $760 million, subject to typical closing adjustments. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine, with an aggregate capacity of 360 MW. On September 19, 2013, Brookfield Renewable Partners’ institutional partners co-invested 49.9% in White Pine concurrently with the closing of a private fund sponsored by the Corporation.

On March 13, 2013, the Corporation sold 8,065,000 limited partnership units of Brookfield Renewable Partners through a secondary offering for gross proceeds of $250 million. As a result of this offering, the Corporation now owns an economic interest of approximately 65% in Brookfield Renewable Partners on a fully exchanged basis.

On March 20, 2013, Brookfield Renewable Partners acquired the remaining 50% interest held by its partner in Powell River Energy Inc., bringing its total interest to 100%.

In March 2013, approximately 88% of the $575 million in project level notes outstanding with respect to Brookfield Renewable Partners’ White Pine portfolio were tendered and accepted for purchase by Brookfield Renewable Partners pursuant to a previously announced cash tender offer. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of $279 million from a syndicate of banks that closed on March 6, 2013 (the “White Pine Bridge Facility”). On May 8, 2013, the same affiliate purchased an additional $125 million of notes pursuant to a previously announced change of control offer, which purchase was partially funded using the White Pine Bridge Facility.

In March 2013, Brookfield Renewable Partners refinanced indebtedness associated with its Gosfield Wind facility through a C$130 million floating rate credit facility.

In May 2013, Brookfield Renewable Partners issued 7,000,000 Class A Preference Shares, Series 6 for gross proceeds of C$175 million.

8	Brookfield Asset Management Inc. – 2014 Annual Information Form

On June 11, 2013, the limited partnership units of Brookfield Renewable Partners began trading on the NYSE under the trading symbol BEP.

In December 2013, Brookfield Renewable Partners was identified as part of a consortium that was named by the Irish Government as the preferred bidder to acquire state-owned Bord Gáis Energy. Part of Bord Gáis Energy’s business includes a portfolio of operating and development wind projects in Ireland and Northern Ireland. A purchase and sale agreement has been negotiated and the transaction is expected to close in the second quarter of 2014, once regulatory and merger approvals are received.

2012 Activity

On January 24, 2012, the Corporation announced the sale of 11.43 million limited partnership units of Brookfield Renewable Partners through a secondary offering that closed on February 2, 2012. In connection with this offering, the underwriters were granted an over-allotment option to purchase up to an additional 1.71 million limited partnership units at the offering price, which was exercised. The gross proceeds were $345 million. Following the sale, the Corporation owned an economic interest of approximately 68% in Brookfield Renewable Partners on a fully exchanged basis, which has since been reduced to 65%.

In January 2012, Brookfield Renewable Partners acquired a 150 MW wind project in the Tehachapi region of California. This project is located in close proximity to its other 102 MW wind farm in Tehachapi, California and benefits from a power purchase agreement (“PPA”) with Southern California Edison. Brookfield Renewable Partners also acquired 22 MW of additional operating wind generation capacity from its existing partner, the Coram Energy Group, and an incremental 50% interest in the Tehachapi wind farm, bringing its total interest in the wind farm to 100%.

On February 7, 2012, Brookfield Renewable Partners issued C$400 million principal amount of 4.79% medium term notes, Series 8, due February 7, 2022.

In May 2012, Brookfield Renewable Partners refinanced indebtedness associated with its 50%-owned hydroelectric pumped storage facility in New England through a $125 million loan for a term of five years.

On August 29, 2012, Brookfield Renewable Partners acquired a 16% stake in Western Wind from an institutional investor for C$2.25 a share, or an aggregate purchase price of approximately $24 million. Western Wind has a wind farm in California that is adjacent to a Brookfield Renewable Partners property. Brookfield Renewable Partners completed a privatization of Western Wind in May 2013.

On October 11, 2012, Brookfield Renewable Partners issued C$250 million of 4.40% rate-reset Class A Preference Shares, Series 3.

On November 1, 2012, Brookfield Renewable Partners completed a C$175 million private placement bond financing for its $200 million 45 MW Kokish River hydroelectric project (“Kokish River”) in the northern part of Vancouver Island near Port McNeill, British Columbia. These senior bonds bear an interest rate of 4.45% and are fully amortizing over their 41-year term. In 2012, following the receipt of provincial and federal permits, construction commenced on Kokish River. This facility is expected to enter commercial operation in April 2014 and will benefit from a 40-year PPA.

On November 15, 2012, we acquired a portfolio consisting of four hydroelectric generating stations in Tennessee and North Carolina from Alcoa Power Generating, Inc. for a total enterprise value of $600 million, subject to certain price adjustments. Brookfield Renewable Partners owns an approximate 25% interest and will manage and integrate these assets into its North American operating platform. The remaining equity interest is owned by an institutional fund managed by the Corporation.

In November 2012, Brookfield Renewable Partners refinanced indebtedness associated with its Prince Wind Energy Project facility through a C$232 million loan for a 15-year term.

2011 Activity

In early 2011, we acquired with certain institutional investors a 50% interest in the 30 MW Malacha wind project located in northern California.

In May 2011, the notice to proceed for construction of the Coram Wind project, a 102 MW facility located in California, was issued. Construction financing of $150 million for the project was obtained during the second quarter of 2011. The project reached commercial operation in early 2012.

In 2011, Brookfield Renewable Partners purchased a 30 MW hydro facility in Brazil for R$300 million. This facility is located close to our operations in Mato Grosso State.

On November 28, 2011, we completed the strategic combination of the renewable power assets of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “BRP Fund”) to launch Brookfield Renewable Partners, a Bermuda-based publicly traded limited partnership focused on renewable power generation. On completion of the combination, public unitholders of the BRP Fund received one limited partnership unit in exchange for each trust unit of the BRP Fund held, and the BRP Fund was wound up. The new limited partnership units were listed on the TSX on November 30, 2011 under the

Brookfield Asset Management Inc. – 2014 Annual Information Form	9

symbol BEP. Following the combination, the Corporation owned 73% of Brookfield Renewable Partners on a fully exchanged basis (now 65%) and the remaining 27% (now 35%) was held by the public. In connection with the combination, Brookfield Renewable Partners assumed all obligations relating to approximately C$1.1 billion of unsecured public corporate bonds issued by BRPI. As well, Brookfield Renewable Power Preferred Equity Inc., a former subsidiary of the BRP Fund and the issuer of C$250 million of Class A Preference Shares, Series 1, became a subsidiary of Brookfield Renewable Partners.

In December 2011, we completed construction of our 99 MW Granite Reliable wind project in New Hampshire, the largest wind project in the state. This project entered commercial operation in February 2012.

In late 2011, Brookfield Renewable Partners completed construction of three other renewable power facilities with approximately 182 MW of aggregate capacity, including the 166 MW Comber Wind project in Ontario, a 10 MW hydro station in Minnesota and a 6 MW hydro station in West Virginia.

Infrastructure

2014 Activity – to date

In February 2014, Brookfield Infrastructure Partners L.P. (together with its related entities, “Brookfield Infrastructure Partners”) signed agreements to invest alongside institutional investors to acquire an approximate 50% equity stake in APM Terminals’ Port Elizabeth container terminal in New York/New Jersey, of which Brookfield Infrastructure Partners will invest 40%. Completion of this transaction is expected to occur in the first half of 2014, subject to obtaining all required consents and regulatory approvals.

2013 Activity

In May 2013, Brookfield Infrastructure Partners issued approximately 6.5 million limited partnership units at an offering price of $37.75 per unit, under its shelf registrations in the U.S. and Canada. The Corporation acquired approximately 2.6 million of redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership in order to maintain its approximate 28.1% interest on a fully exchanged basis. Net proceeds from this equity offering totalled approximately $330 million.

On June 7, 2013, Brookfield Infrastructure Partners completed the sale of its remaining 25% interest in Island Timberlands Limited Partnership, a partnership that owns British Columbian timberlands (“Island Timberlands”), for proceeds of $170 million.

On July 23, 2013, we closed our sale of Longview Timber LLC, a company that owned U.S. Pacific Northwest timberlands, to Weyerhaeuser Co. for $2.65 billion.

On September 6, 2013, Brookfield Infrastructure Partners invested approximately $490 million in Arteris S.A., its Brazilian toll road platform, increasing its ownership to approximately 31%.

On October 30, 2013, the Corporation announced the final close on the $7 billion Brookfield Infrastructure Fund II, a global private fund that will invest in infrastructure, with a focus on transportation, renewable power, utilities and energy assets in North and South America, Europe and Australasia.

On November 29, 2013, Brookfield Infrastructure Partners announced the completion of the sale of its 42% interest in its Australasian regulated distribution business for approximately $415 million.

On December 1, 2013, Brookfield Infrastructure Partners acquired 100% of Entergy Solutions District Energy (“Entergy”) for $130 million in partnership with institutional investors. Brookfield Infrastructure Partners will own a 40% interest in Entergy. This acquisition will complement the Enwave district energy system that Brookfield Infrastructure Partners acquired in downtown Toronto in October 2012 and is a key milestone in its broader plan to build a leading North American district energy business.

On December 20, 2013, Brookfield Infrastructure Partners alongside institutional investors agreed to acquire an approximate 50% equity stake in container terminals in Los Angeles and Oakland from Mitsui O.S.K. Lines, Ltd., Brookfield Infrastructure Partners provided 40% of the capital to invest in our share of the business. This transaction closed on March 26, 2014.

On December 23, 2013, Brookfield Infrastructure Partners alongside institutional investors agreed to acquire a 27% interest in VLI, one of Brazil’s largest rail and port logistics businesses, for approximately $850 million. Brookfield Infrastructure Partners invested approximately $350 million. This transaction is expected to close in the second quarter of 2014.

2012 Activity

In January 2012, Brookfield Infrastructure Partners purchased an electrical distribution network in Colombia for approximately $440 million.

On July 30, 2012, Brookfield Infrastructure Partners announced the following strategic initiatives: an agreement together with its institutional partners to acquire the remaining 45% of the Autopista Vespucio Norte toll road (the “AVN”), a key artery in the ring road network surrounding Santiago, Chile; an agreement to acquire an 85% interest in Inexus Group, a regulated

10	Brookfield Asset Management Inc. – 2014 Annual Information Form

distribution utility in the UK; the issuance of 11.18 million limited partnership units in the U.S. and Canada and the concurrent private placement of 4.46 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership to the Corporation for aggregate gross proceeds of $500 million; and plans to explore strategic alternatives to divest certain of its timber and non-core assets. Brookfield Infrastructure Partners sold the last of its timber assets in July 2013.

On August 6, 2012, Brookfield Infrastructure Partners announced a joint venture with Abertis Infraestructuras, S.A. (“Abertis”) to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure Partners and its institutional partners currently own 49% of the joint venture and Abertis owns the remaining 51%. The joint venture launched a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, which closed in September 2013.

On October 10, 2012, Brookfield Infrastructure Partners issued C$400 million principal amount of 3.455% medium term notes, Series 1, due October 10, 2017.

On October 31, 2012, Brookfield Infrastructure Partners in partnership with institutional investors acquired Enwave Energy Corporation (“Enwave”) from Borealis Infrastructure and the City of Toronto for C$480 million including assumption of debt. Formerly known as the Toronto District Heating Corporation, Enwave is a fully integrated, sustainable energy services provider with operations in Toronto and Windsor, operating one of North America’s largest district energy systems.

On December 31, 2012, the Corporation disposed of all of its direct interest in Island Timberlands, representing a 12.5% ownership interest in Island Timberlands, for approximately $85 million. Additionally, Brookfield Infrastructure Partners disposed of one-third of its interest in Island Timberlands, representing a 12.5% ownership interest in Island Timberlands, for approximately $85 million. Brookfield Infrastructure Partners sold its remaining 25% interest in Island Timberlands in June 2013.

2011 Activity

We acquired a 54% interest in 33 kilometres of the AVN for a total value of approximately $760 million from a Spanish construction company.

We acquired Cross Sound Cable, a 39 kilometre electricity transmission cable connecting Long Island, New York to Connecticut, for $190 million.

Brookfield Infrastructure Partners completed a public offering and issued approximately 19.4 million limited partnership units. The Corporation concurrently purchased approximately 8.3 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership to maintain its approximate then 30% interest in Brookfield Infrastructure Partners on a fully exchanged basis (now 28%). The aggregate gross proceeds to Brookfield Infrastructure Partners of the public offering and the concurrent private placement were approximately $675 million.

We signed five new customer contracts which underwrote our rail expansion plans in Western Australia. These contracts supported our investment of over $600 million to upgrade our rail tracks, completed in early 2014.

After receiving regulatory approval, we began construction of a Texas transmission project at a total cost of approximately $750 million. The construction is now completed.

Private Equity and Other

This includes activities within our private equity, residential development and service activities businesses.

2014 Activity – to date

On January 31, 2014, we completed a sale of a portion of our equity interest in Western Forest Products Inc. (“Western Forest”) through a C$91 million secondary offering. We continue to control Western Forest.

2013 Activity

In 2013, Brookfield Multiplex, our global construction business, completed A$4.9 billion of projects.

On April 16, 2013, we completed a sale of a portion of our equity interest in Norbord Inc. (“Norbord”) through a C$125 million secondary offering. We continue to control Norbord.

On June 3, 2013, Brookfield Capital Partners Fund III L.P. (“Brookfield Capital Partners III”) completed the acquisition of the Canadian logistics operations of Millard Refrigerated Services, launching a national cold storage company known as Brookfield Cold Storage.

On June 7, 2013, Brookfield Capital Partners III closed a $130 million term loan financing with North American Palladium Ltd. (“NAP”), which bears interest at 15% per annum and is due June 7, 2017. In December 2013, Brookfield Capital Partners III committed a further $21.4 million in cash to NAP to support working capital needs and continue funding operating and capital expenditures at its Lac des Iles palladium mine in Quebec.

Brookfield Asset Management Inc. – 2014 Annual Information Form	11

On June 11, 2013, Centract Settlement Services, a subsidiary of the Corporation, changed its legal name to Brookfield Real Property Solutions Inc. and is now operating under the Brookfield RPS brand.

On June 25 2013, Brookfield Residential Properties Inc., a North American homebuilder and land developer (“Brookfield Residential”) raised a total of $500 million from the issuance of unsecured senior notes due 2022 with an interest rate of 6.125% per annum.

On June 28, 2013, we acquired approximately an additional 44 million common shares of Second Wave Petroleum Inc. (“Second Wave”) pursuant to a plan of arrangement, increasing our ownership to 100%. In July 2013, we committed a further C$62 million in funding to Second Wave to support working capital needs and the paying down of its senior credit facility.

On July 18, 2013, Brookfield Capital Partners III closed its sale of Longview Fibre Paper and Packaging Inc. (“Longview Fibre”) to KapStone Paper and Packaging for $1.025 billion.

On July 19, 2013, Brookfield Capital Partners II L.P. (“Brookfield Capital Partners II”) completed a plan of arrangement to acquire all of the issued and outstanding common shares of Insignia Energy Ltd. (“Insignia”) that it did not own, other than those owned or controlled by certain executive officers and a director of Insignia (“Insignia Management”), for C$22.3 million. Insignia is a Calgary-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of natural gas and crude oil in Canada. Brookfield Capital Partners II currently owns 95.9% of the common shares of Insignia while Insignia Management owns 4.1%.

In August 2013, Western Forest completed an issuer bid during which Western Forest purchased for cancellation approximately C$95 million of our outstanding equity in Western Forest. On October 9, 2013, we completed a sale of a portion of our equity in Western Forest through a C$67 million secondary offering.

On December 6, 2013, Brookfield Multiplex completed the $1.7 billion Fiona Stanley Hospital project in Perth.

In 2013, Brookfield Multiplex expanded into the Kingdom of Saudi Arabia with the Lamar Towers project, which will be amongst the tallest towers in the Jeddah area once completed.

2012 Activity

In 2012, we fully realized our final investment in Brookfield Capital Partners I, our first private equity fund. Over the life of the fund we generated an overall net internal rate of return of 24.5% and a net 1.9x initial investment return for our investors.

In 2012, Brookfield Multiplex completed A$3.4 billion of projects.

In September 2012, we held the final closing for our third private equity fund, Brookfield Capital Partners III, which has $1 billion of capital commitments.

On October 30, 2012, we partnered with HomeServices of America, Inc. to create Berkshire Hathaway HomeServices, a new franchise brand that joins the existing brands and affiliate networks of Prudential Real Estate and Real Living Real Estate. We received consideration consisting of cash and a one-third interest in Berkshire Hathaway HomeServices.

On November 20, 2012, Brookfield Residential raised a total of $222 million in an equity offering and private placement, and used the proceeds to pay down debt owed to Brookfield Office Properties. Following the offering, the Corporation owned 68.9% of Brookfield Residential (now 68.5%).

On November 21, 2012, the Corporation and Johnson Controls, Inc. agreed to merge their respective Australian and New Zealand property and facility operations to create Brookfield Johnson Controls. The merger combined the local operations of Brookfield Multiplex Services, which provides real estate, facilities and project management services to a range of large corporate and government occupiers, with the Australian and New Zealand business of Johnson Controls Global WorkPlace Solutions, a provider of facilities, corporate real estate and energy management services. This merger closed in the first quarter of 2013.

In November 2012, Longview Fibre paid us a $58 million distribution. We invested $114 million to acquire Longview Fibre in 2007 and sold it in July 2013.

On December 4, 2012, Brookfield Residential acquired a California development site called Playa Vista in central Los Angeles, and entered into a partnership with a U.S. pension fund to develop certain properties in Alberta.

On December 14, 2012, Brookfield Residential completed a private placement offering of $600 million aggregate principal amount of senior unsecured notes due 2020.

In December 2012, we completed a sale of a portion of our equity in Western Forest through a C$75 million secondary offering.

12	Brookfield Asset Management Inc. – 2014 Annual Information Form

In December 2012, Ainsworth Lumber Company (“Ainsworth”) completed a C$175 million rights offering and an issuance of $350 million principal amount of 7.5% notes. The proceeds were used to repay C$100 million in term debt and $400 million of 11% senior unsecured notes. This recapitalization refinanced substantially all of Ainsworth’s indebtedness, reducing interest costs by 46% and extending maturities from 2014 to 2017. We backstopped the C$175 million rights offering and remain Ainsworth’s largest shareholder, with 55.3% of the common equity.

In December 2012, Armtec Infrastructure Inc. (“Armtec”) refinanced an existing C$125 million senior secured loan from us with new financing consisting of a C$60 million revolving bank line with a Schedule I bank and a C$110 million term loan with us. We subsequently syndicated a $60 million senior participation and continue to hold a $50 million junior position in the loan.

In late 2012, Brookfield Multiplex completed the 65 storey Trump International Hotel and Tower Toronto.

2011 Activity

In 2011, our global construction business completed A$2.2 billion of projects.

On March 31, 2011, we combined Brookfield Homes Corporation, a residential homebuilding company, with the North American residential land development division of Brookfield Office Properties to form Brookfield Residential. As consideration, Brookfield Office Properties received Brookfield Residential common shares representing in the aggregate approximately 50.7% of the outstanding common shares of Brookfield Residential, a $265 million senior unsecured promissory note and a $215 million junior unsecured promissory note. Brookfield Office Properties distributed certain rights to its common shareholders entitling them to acquire, at $10 per share, the Brookfield Residential common shares that Brookfield Office Properties had acquired in the merger. The Corporation agreed to purchase the shares of Brookfield Residential that the Corporation would have been entitled to purchase if it had received its pro rata share of rights to acquire any shares of Brookfield Residential that were not otherwise subscribed for in the rights offering. As a result, following completion of the transactions and the rights offering, the Corporation purchased 33,325,272 common shares of Brookfield Residential and held 73.5% of Brookfield Residential’s common shares on a fully diluted basis, which has since been reduced to 68.5%.

We committed a C$125 million senior secured loan to Armtec, who was facing a debt default.

Longview Fibre issued $480 million of high yield bonds and repatriated the net proceeds back to Brookfield.

We closed a fund dedicated to the agriculture business in Brazil, with total committed capital of $330 million. This fund is focused on investing in high-quality agricultural growth opportunities.

Fraser Papers Inc. (“Fraser”), which initiated a court-supervised restructuring in June 2009, implemented a plan of arrangement approved by the courts in February 2011 whereby its U.S. subsidiaries (including two lumber mills located in Northern Maine) were sold to us. Following the completion of the sale, Fraser’s interests in the Twin Rivers Company were distributed to Fraser’s unsecured creditors.

Brookfield Capital Partners II acquired 891,843 common shares of Insignia through market purchases and purchased a further 21,146,849 common shares in connection with Insigna’s rights offering.

We sold our Australian residential land business to a publicly traded developer for A$270 million. These operations largely consisted of two land assemblies in Perth.

Brookfield Multiplex expanded into Canada and Qatar, commencing construction operations in these two markets.

In late 2011, we acquired a large relocation and residential brokerage business, significantly expanding our market position in these sectors.

Corporate Activities

2014 Activity – to date

On January 28, 2014, the Corporation issued C$500 million of 4.825% medium term notes due January 2026.

On March 6, 2014, the Corporation announced its intention to redeem all of its outstanding Class A Preference Shares, Series 12 on April 6, 2014.

On March 13, 2014, the Corporation issued $200 million of 4.40% rate-reset Class A Preference Shares, Series 38.

2013 Activity

On February 4, 2013, the Corporation issued C$175 million of 3.95% medium term notes due April 9, 2019. The Corporation also issued C$175 million of 4.54% medium term notes due March 31, 2023.

Brookfield Asset Management Inc. – 2014 Annual Information Form	13

On March 6, 2013, the Corporation redeemed C$150 million of 8.95% medium term notes due June 2, 2014. The Corporation had previously redeemed C$350 million principal amount of these notes, originally issued as C$500 million principal amount, on October 15, 2012.

On April 19, 2013, the Corporation announced the approval for a normal course issuer bid to purchase up to 53.6 million Class A Shares, representing at the time approximately 10% of the public float of its issued and outstanding Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on April 23, 2013 and will expire on April 22, 2014, the Corporation has purchased 2,385,537 Class A Shares at an average price of $35.10 as of March 25, 2014.

On July 9, 2013, the Corporation announced that in connection with its previously announced normal course issuer bid, it would enter into an automatic purchase plan with its designated broker to allow for purchases of its Class A Shares when the Corporation ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares are to be repurchased in accordance with management’s discretion, subject to applicable law.

On June 13, 2013, the Corporation issued C$200 million of 4.90% perpetual Class A Preference Shares, Series 37.

On June 30, 2013, the Corporation redeemed all of its outstanding Class A Preference Shares, Series 21.

On August 23, 2013, the Corporation reached agreement with American International Group, Inc. (“AIG”) to terminate two related 25-year interest rate swap agreements executed in 1990 between Brookfield and AIG (the “Swap Agreement”), which were accounted for in the Corporation’s financial statements as an approximate $1.4 billion liability (the “Swap Liability”). As consideration for terminating the Swap Agreement and eliminating the Swap Liability, Brookfield agreed to pay a single lump sum payment of $905 million to AIG.

In September 2013, the Corporation issued C$300 million of 5.04% medium term notes due March 2024 and C$125 million aggregate principal amount of 5.95% debentures due June 2035.

In October 2013, the Corporation issued C$200 million of 5.04% medium term notes due March 2024.

2012 Activity

On March 13, 2012, the Corporation issued C$300 million of 4.50% rate-reset Class A Preference Shares, Series 32.

On April 5, 2012, the Corporation redeemed C$250 million of 5.75% convertible redeemable Class A Preference Shares, Series 10.

On April 9, 2012, the Corporation issued C$425 million of 3.95% medium term notes due April 9, 2019.

On April 19, 2012, the Corporation announced the approval for a normal course issuer bid to purchase up to 53.8 million Class A Shares, representing at the time approximately 10% of the public float of its issued and outstanding shares, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 23, 2012 and expired on April 22, 2013, the Corporation purchased 2,004,122 Class A Shares at an average price of $36.26.

On September 12, 2012, the Corporation issued C$425 million of 4.54% medium term notes due March 31, 2023.

On September 12, 2012, the Corporation issued C$250 million of 4.20% rate-reset Class A Preference Shares, Series 34.

On October 1, 2012, the Corporation redeemed C$100.8 million of non-cumulative convertible redeemable Class A Preference Shares, Series 11.

On October 15, 2012, the Corporation redeemed C$350 million of 8.95% medium term notes due June 2, 2014.

On November 27, 2012, the Corporation issued C$200 million of 4.85% perpetual Class A Preference Shares, Series 36.

2011 Activity

In February 2011, the Corporation issued 17,595,000 Class A Shares for gross proceeds of C$578 million and 9,400,000 of 4.60% rate-reset Class A Preference Shares, Series 28 for gross proceeds of C$235 million.

On April 19, 2011, the Corporation announced the approval for a normal course issuer bid to purchase up to 50 million Class A Shares, representing at the time approximately 9.2% of the public float of its issued and outstanding Class A Shares, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 21, 2011 and expired on April 20, 2012, the Corporation purchased 2,944,300 Class A Shares.

On November 2, 2011, the Corporation issued C$250 million of 4.80% rate-reset Class A Preference Shares, Series 30.

14	Brookfield Asset Management Inc. – 2014 Annual Information Form

BUSINESS OF THE CORPORATION

Our Business

Our business is focused on the ownership and operation of real assets, which we define as long-lived, hard assets that form the critical backbone of economic activity, including property, infrastructure and renewable energy facilities. Whether they provide high-quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. Given our lengthy experience as an owner and operator of real assets and our belief in their future growth potential, we actively invest our own capital alongside our clients, ensuring a meaningful alignment of interests. This incremental capital generates management fees and performance-based income and provides additional funding to grow our business and compete for larger transactions.

We are active managers of capital. We strive to add value by opportunistically re-allocating capital among our businesses to increase returns. Our operating platforms retain over 28,000 employees worldwide who are instrumental in maximizing the value of, and cash flows from, our assets. As real asset operations tend to be industry-specific and often driven by complex regulations, operational experience is necessary to maximize efficiency and productivity. Our track record shows that we can add meaningful value and increase cash flow through “hands-on” operational expertise. This includes by way of negotiating property leases, energy contracts or regulatory agreements, and/or by focusing on optimizing asset development, operations or other activities.

We finance our operations on a long-term, investment-grade basis, often employing stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This strengthens our ability to weather financial cycles and enables our management teams to focus on operations and other growth initiatives.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to be multi-faceted and intensive. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying growth capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•	We offer attractive investment opportunities to our clients that will, in turn, enable us to earn base management fees based on the amount of capital that we manage, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•	We invest significant amounts of our own capital alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn through our management activities.

•	Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing activities, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•	We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support a relatively high level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•	Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations and with a margin of safety.

Brookfield Asset Management Inc. – 2014 Annual Information Form	15

Principal Business Activities

We have six principal business activities: asset management, property, renewable energy, infrastructure, private equity and corporate activities. Property, renewable energy, infrastructure and private equity constitute our four business operating platforms (“operating platforms”). The operating platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed and private funds managed by us that are in turn funded by capital from us, our clients and the public. Outside of the operating platforms, our principal business activities consist of asset management and corporate activities.

We have formed large capitalization listed entities for each of our property, renewable energy and infrastructure operating platforms, which serve as the primary vehicles through which we invest in each respective operating platform. As well as owning assets directly, these entities serve as cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Given the nature of our investment strategies, we do not currently envisage the formation of a listed entity within our private equity operating platform.

Asset Management

We offer a range of public and private investment products which allow our clients to benefit from our expertise and experience by investing alongside us. These include entities that are listed on major stock exchanges as well as private funds that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds. As at December 31, 2013, fee bearing capital in our managed funds was approximately $80 billion, of which $26 billion was invested by Brookfield.

Property

We own virtually all of our commercial property assets through Brookfield Property Partners, which is listed on the NYSE and TSX and is our flagship listed entity in the property sector. We also own $1.3 billion of preferred shares of Brookfield Property Partners which yield 6.2% and a small number of other property assets.

Brookfield Property Partners’ operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 163 properties containing over 93 million square feet of commercial office space. The properties are located in major financial, energy, technology and government centres in North America, Europe and Australia. We also develop office properties on a selective basis in close proximity to our existing properties and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. The majority of Brookfield Property Partners’ office properties are held through our 51% owned Brookfield Office Properties and a 22% equity interest in Canary Wharf Group.

Retail Properties: Our retail portfolio consists of an interest in 163 retail properties in the United States, Brazil and Australia, encompassing 153 million square feet. Our North American retail operations are held through our 32% fully diluted interest in GGP and a 39% interest in Rouse. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also directly own property interests in Australia.

MultiFamily, Industrial and Other Properties: Our expanding platform currently includes 25,500 multifamily units in the U.S. and Canada and 68 million square feet of industrial space in North America and Europe. These interests are held through institutional funds that we manage. We also have interests in certain real estate opportunity and finance funds which hold investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans in North America, Europe and Australia, as well as interests in two hotel and resort properties.

Renewable Power

We hold our renewable energy operations primarily through Brookfield Renewable Partners, which is listed on the NYSE and TSX and is our flagship listed entity in the renewable energy sector. Brookfield Renewable Partners operates renewable power facilities and owns them both directly as well as through joint ventures and institutional infrastructure funds that we manage. We arrange for the sale of power generated by Brookfield Renewable Partners through our energy marketing business known as Brookfield Energy Marketing Inc. We purchase a portion of Brookfield Renewable Partners’ power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of Brookfield Renewable Partners and providing us with continued participation in future increases (or decreases) in power prices.

Infrastructure

Our infrastructure operations are held primarily through Brookfield Infrastructure Partners, which is listed on the NYSE and TSX and is our flagship listed entity in the infrastructure sector. Brookfield Infrastructure Partners owns a number of infrastructure businesses directly as well as through private funds, joint ventures and institutional infrastructure funds that we manage. We have categorized Brookfield Infrastructure Partners’ business into two categories as follows:

16	Brookfield Asset Management Inc. – 2014 Annual Information Form

Utilities operations: which consist of our regulated distribution, regulated terminal and our electricity transmission operations. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport and Energy: which include our railroad, toll roads, ports, energy transmission, distribution and storage and district energy operations. These businesses operate, in most cases, under long-term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels or short-term price variances; however, these are usually within a narrow band of fluctuation.

Private Equity and Other

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.0 billion as well as direct investments in several public companies including Norbord and Western Forest.

The private equity fund portfolios include 12 investments in a diverse range of industries. Our average investment is $41 million and our largest single exposure is $114 million at accounting fair value, or $211 million based on stock market prices. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital. Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board.

Our residential development operations consist of our direct investment in two public companies: Brookfield Residential and Brookfield Incorporações S.A. (“BISA”), as well as our privately held residential operations in Australia that we are in the process of winding down.

Our North American business is conducted through Brookfield Residential. Brookfield Residential is active in 11 principal markets located primarily in Canada and the U.S., and controls over 110,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian residential and commercial development business is conducted through BISA, which in listed on the BM&F Bovespa stock exchange. BISA is one of the leading developers in Brazil. Its operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and five other markets that collectively account for the majority of the Brazilian real estate market.

Our service activities businesses consist primarily of construction services, which we conduct through Brookfield Multiplex, and property services businesses. Our property services businesses generate fees from property and facility management, leasing and project management and a range of other real estate services.

Corporate Activities

Our corporate operations include: allocating capital to our various operating platforms, principally through our flagship listed issuers (Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

Financing Strategy

The following are the key elements of our capital strategy:

•	Match our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross-collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units is intended to limit the impact of weak performance by one asset or business unit on our ability to finance the balance of our operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

Brookfield Asset Management Inc. – 2014 Annual Information Form	17

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We have historically generated substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-term assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and capitalize on opportunities to invest capital at attractive returns.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy. To this end, we strive for excellence and quality in each of our operating platforms in the belief that this approach will produce strong returns over the long term.

We endeavour to engage in value investing and follow a disciplined investment approach. Our management team has considerable expertise in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets, often at below replacement cost, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing real assets differentiate us from those competitors that have shorter investment horizons and a more speculative focus. Our operating platforms have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the capital we manage on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this end, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by our favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as the Corporation’s position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining a considerable surplus of financial resources to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Employees

As at December 31, 2013, we employed over 28,000 people worldwide.

18	Brookfield Asset Management Inc. – 2014 Annual Information Form

CODE OF BUSINESS CONDUCT AND ETHICS

We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Corporation’s board of directors (the “Board”) approved the Code on February 13, 2014, copies of which are available on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “The Company/Conduct Guidelines.”

BUSINESS ENVIRONMENT AND RISKS

Our businesses continuously face certain micro and macro economic risks that could adversely impact our financial condition, our results of operations and the value of our equity. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 60 to 71 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2013, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

CORPORATE SOCIAL RESPONSIBILITY

As owners of long-life assets, we recognize that Brookfield’s future success depends on the long-term health of the communities in which we do business and the environment in which we operate. That view drives the company’s commitment to corporate social responsibility. At Brookfield, we believe that sustainable business practices are linked to the creation of long-term wealth for our shareholders, and we strive for excellence in environmental sustainability and community engagement in all our operations. The Board and the Corporation’s management consider corporate social responsibility to be a high priority, shaping our strategy and decisions. We are committing the resources needed to make a positive, lasting social impact in all we do. As Brookfield grows and becomes more global in scope, we see increased opportunities to improve our commitment to building a better world. Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes:

•	Sustainable Growth

•	Community Engagement

Sustainable Growth

Brookfield has more than 100 years of experience as an operator of real assets – property, renewable energy, infrastructure and private equity – and has built an expertise in sustainable investing. This includes an ongoing commitment to reduce greenhouse gas emission and improve our efforts on energy and water conversation, recycling, wildlife preservation, reforestation and erosion control. We participate in global benchmarking of our sustainability initiatives. As our portfolio expands, we are finding new ways to incorporate sustainability into our operations. For example, our newly acquired warehouse properties use energy-saving, sustainable building practices that include skylights to reduce artificial lighting and storm water systems that store rain for use in irrigation. This approach is good for the environment and good for business, as it translates into lower utility bills, better worker productivity and higher occupancy rates.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principals which guide our actions on sustainability:

•	Develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction.

•	Incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in retrofitting and redesign of existing properties.

•	Support industry initiatives that foster energy- and resource-efficient property operations, and seek the highest standard of environmental certification.

For our clients, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties.

Brookfield Asset Management Inc. – 2014 Annual Information Form	19

In North America, the standard in environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We received this certification on four buildings over the course of the year, with 41 Brookfield properties now LEED certified. Moving forward, we have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. Our newest development project in Toronto, Bay Adelaide East, will achieve LEED Platinum status, signifying the highest level of sustainable design. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have been certified with sustainable building management designations. This knowledge has enabled Brookfield to launch property programs that include energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use. We have launched water reduction programs in our office properties, resulting in a 15% decline in water use at our Canadian portfolio over the past five years. We installed electric vehicle charging stations in 10 office buildings last year, and 45 Brookfield properties now feature these facilities.

Renewable Energy

With approximately 200 hydro stations and 11 wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable energy. In 2013, we added to our expertise with our first solar power project, located in Puerto Rico, and by making our first investments in European wind farms, an entry into the most sophisticated renewable energy market in the world. In an average year, our $19 billion portfolio provides enough clean electricity to supply approximately two million homes, offsetting power generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

Brookfield’s renewable energy operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association. In 2013, the London-based Climate Bond Institute designated a $440 million wind farm debt offering from one of our subsidiaries as a “green bond” issue in the Canadian fixed income market, calling this a “significant breakthrough” in climate change mitigation.

Infrastructure

Our $29 billion infrastructure portfolio includes 3.8 million acres of timberlands under management in North and South America and 580,000 acres of farmland in Brazil. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in 14 states and provinces located in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® Program (SFI 2010-2014 Standard).

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees and around the world. Brookfield and its people contribute to their communities. Our commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need, such as the donations we sent to assist in the recovery efforts following the typhoon in the Philippines in 2013.

All of our employees are encouraged to participate in community activities and fund raising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Our Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, we match charitable donations by employees.

Our arts and events program, Arts Brookfield, has been in operation for 25 years and staged more than 400 events in 2013, including concerts, exhibitions and public art installations. These programs are offered free to the public and staged in public spaces at our flagship properties in North and South America, Australia and Europe.

20	Brookfield Asset Management Inc. – 2014 Annual Information Form

CORPORATE GOVERNANCE

On behalf of all shareholders, the Board and the Corporation’s management are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a board of directors that features global business experience and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. The Board is of the view that the Corporation’s corporate governance policies and practices and its disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.

The Board believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/ Corporate Governance.”

Shareholders can also access on our website the following documents that outline our approach to governance: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, the Code and our Corporate Disclosure Policy.

Brookfield Asset Management Inc. – 2014 Annual Information Form	21

DIRECTORS AND OFFICERS

Directors of the Corporation

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 16 directors. Particulars relating to each of the 16 current directors are set out below. Each has been appointed to serve until the Annual Meeting of Shareholders to be held on May 7, 2014 or until his or her successor is elected or appointed.

Directors

Name, Municipality of Residence	Director Since	Principal Occupation
JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Senior Managing Partner, Brookfield Asset Management Inc.

JACK L. COCKWELL	1979	Group Chair, Brookfield Asset Management Inc.
Toronto, Ontario, Canada

MARCEL R. COUTU (1) (2) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited

J. BRUCE FLATT Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.

ROBERT J. HARDING Toronto, Ontario, Canada	1992	Past Chairman, Brookfield Asset Management Inc.

MAUREEN KEMPSTON DARKES (1) (4) (5) Lauderdale-by-the-Sea, Florida, U.S.A.	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation

DAVID W. KERR (5) Toronto, Ontario, Canada	1987	Chairman, Halmont Properties Corp.

LANCE LIEBMAN (1) (3) (4) New York, New York, U.S.A.	2005	Director, America Law Institute

PHILIP B. LIND (1) (3) Toronto, Ontario, Canada	1994	Vice-Chairman, Rogers Communications Inc.

THE HON. FRANK J. MCKENNA (1) (3) Toronto, Ontario and Cap-Pele, New Brunswick, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Financial Group

YOUSSEF A. NASR (1) (5) Beirut, Lebanon	2010	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

LORD O’DONNELL (1) London, United Kingdom	2013	Chairman of Frontier Economics and Strategic Advisor, TD Bank Financial Group

JAMES A. PATTISON (1) (4) Vancouver, British Columbia, Canada	2006	Chief Executive Officer, The Jim Pattison Group, a diversified consumer-oriented company

SEEK NGEE HUAT (1) Singapore	2012	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation

DIANA L. TAYLOR (1) (2) New York, New York, U.S.A.	2012	Managing Director, Wolfensohn Fund Management, L.P., a global emerging markets private equity firm

GEORGE S. TAYLOR (1) (2) St. Marys, Ontario, Canada	1994	Corporate Director

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Governance and Nominating Committee
(4)	Member of the Management Resources and Compensation Committee
(5)	Member of the Risk Management Committee

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Marcel R. Coutu, who was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 to 2013, Lord O’Donnell, who was the Cabinet Secretary and head of the British Civil Service between 2005 and 2011, and Seek Ngee Huat, who was President of GIC Real Estate Pte Ltd. from 1996 to 2011.

22	Brookfield Asset Management Inc. – 2014 Annual Information Form

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October 2009. Mr. Liebman was a director of Tarragon Realty Corp. when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2009. Messrs. Cockwell and Harding were directors of Fraser until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
JEFFREY M. BLIDNER (a)	Toronto, Canada	Senior Managing Partner	2003
J. BRUCE FLATT (a)	Toronto, Canada	Senior Managing Partner and Chief Executive Officer	2002
BRIAN D. LAWSON (a)	Toronto, Canada	Senior Managing Partner and Chief Financial Officer	2002
GEORGE E. MYHAL (a)	Toronto, Canada	Senior Managing Partner	2003
SAMUEL J.B. POLLOCK (a)	Toronto, Canada	Senior Managing Partner	2003
A.J. SILBER (b)	Toronto, Canada	Vice President, Legal Affairs and Corporate Secretary	2012

(a)	Executive Officer
(b)	Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Silber, who prior to his appointment in 2012 was an associate at a Canadian law firm.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. ARCL corrected the filing deficiencies that led to the management cease trade orders and the relevant provincial securities regulatory authorities fully revoked the management cease trade orders in June 2008.

Mr. Pollock was a director of Fraser until February 2011. Fraser voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

Share Ownership of Directors and Executive Officers in Brookfield

As at March 25, 2014, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 25.2 million Class A Shares, representing approximately 4.1% of the Corporation’s issued and outstanding shares of this class. These ownership interests do not include the pro rata interests of the Corporation’s affiliated directors and executive officers held beneficially through Partners Limited and Partners Value Fund Inc. which totalled approximately 32.2 million shares, representing approximately 5.2% of the Corporation’s issued and outstanding Class A Shares at the same date. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares. As at March 25, 2014, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 1,901,868 units of Brookfield Property Partners, 1,037,221 units of Brookfield Infrastructure Partners, 68,700 units of Brookfield Renewable Partners, 1,000 common shares of Brookfield Office Properties, 121,074 common shares of Brookfield Residential and 24,978 common shares of Norbord, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.

Brookfield Asset Management Inc. – 2014 Annual Information Form	23

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BAM	New York
	BAM.A	Toronto
	BAMA	NYSE Euronext

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12 (a)	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37 (b)	BAM.PF.D	Toronto
Series 38 (c)	BAM.PF.E	Toronto

(a)	The Corporation’s Class A Preference Shares, Series 12 are expected to be de-listed following their redemption by the Corporation, which will be effected on April 7, 2014.
(b)	The Corporation’s Class A Preference Shares, Series 37 were listed for trading on the TSX on June 13, 2013.
(c)	The Corporation’s Class A Preference Shares, Series 38 were listed for trading on the TSX on March 13, 2014.

Information on the trading prices and volumes for each of the above securities and for the Corporation’s Class A Preference Shares, Series 21, which were redeemed on July 2, 2013, for each month of the calendar year ended December 31, 2013 is set out in Appendix A to this Annual Information Form.

24	Brookfield Asset Management Inc. – 2014 Annual Information Form

RATINGS AND LIQUIDITY

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS		Standard & Poor’s		Moody’s		Fitch
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook	Rating	Outlook
Commercial paper	R-1 (low)	Negative	A-1 (low)	Stable	Not rated	Not rated	Not rated	Not rated
Senior notes and debentures	A (low)	Negative	A-	Stable	Baa2	Stable	BBB	Stable
Subordinated notes and debentures	Not rated	Not rated	BBB	Stable	Not rated	Not rated	Not rated	Not rated
Preferred shares	Pfd-2 (low)	Negative	P-2	Stable	Not rated	Not rated	Not rated	Not rated

Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A rating’s downgrade could potentially result in adverse consequences by reducing the Corporation’s access to capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and its senior notes and debentures are also rated by Moody’s

Investors Service, Inc. (“Moody’s”) and Fitch Ratings, Inc. (“Fitch”). The following is a brief description of each rating agency’s rating schedule.

DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1,” “AAA” and “Pfd-1,” respectively, which represent the highest ratings, to “R-5,” “C” and “Pfd-5,” which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, DBRS may modify them by the addition of “(high)” or “(low).”

S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-).” DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative.”

Moody’s rates long-term obligations with ratings of “Aaa,” which represents the highest rating, to “C,” which represents the lowest. To show relative rankings within these rating categories, Moody’s may modify them by the addition of a “1,” “2” or “3” to indicate relatively higher, middle or lower ranking.

Fitch rates long-term obligations with ratings of “AAA,” which represents the highest rating, to “C,” which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-).” Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.”

A definition and description of the categories of the credit ratings described above are publicly available on the respective websites of each of the individual ratings agencies.

The Corporation has paid customary ratings fees to DBRS, S&P, Moody’s and Fitch in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, Moody’s and Fitch during the last two years.

The ratings discussed above for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt and preferred securities and do not comment as to the appropriateness of market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their sole discretion, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the respective Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. – 2014 Annual Information Form	25

DIVIDENDS AND DIVIDEND POLICY

Class A Shares and Class B Shares

The declaration and payment of dividends on the Class A Shares and Class B Shares are at the discretion of the Board. Beginning on June 30, 2014, dividends on the Class A Shares and Class B Shares will be paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy for these shares and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 12, 13, 15, 17, 18, 19, 20, 22, 24, 26, 28, 30, 32, 34, 36, 37 and 38 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2011, 2012 and 2013, on each class and series of securities of the Corporation that was outstanding at December 31, 2013, all expressed in United States dollars.

26	Brookfield Asset Management Inc. – 2014 Annual Information Form

	Distribution per Security
	2013	2012	2011
Per Class A Share and Class B Share
Regular	$0.64	$0.55	$0.52
Special distribution (a)	1.47	—	—

Per Class A Preferred Share (b)
Series 2	0.51	0.52	0.53
Series 4 + Series 7	0.51	0.52	0.53
Series 5	0.47	0.48	0.49
Series 8	0.73	0.75	0.76
Series 9	0.92	0.95	1.10
Series 12	1.31	1.35	1.36
Series 13	0.51	0.52	0.53
Series 14	1.83	1.88	1.91
Series 15	0.41	0.42	0.43
Series 16	0.73	0.75	0.76
Series 17	1.15	1.19	1.20
Series 18	1.15	1.19	1.20
Series 19	0.87	0.89	0.91
Series 20	0.87	0.89	0.91
Series 21 (c)	0.62	1.24	1.27
Series 22	1.70	1.75	1.77
Series 24	1.31	1.35	1.36
Series 26	1.09	1.12	1.14
Series 28 (d)	1.12	1.15	1.03
Series 30 (e)	1.17	1.20	0.19
Series 32 (f)	1.09	0.89	—
Series 34 (g)	1.02	0.32	—
Series 36 (h)	1.29	—	—
Series 37 (i)	0.64	—	—
Series 38 (j)	—	—	—

(a)	Distribution of a 7.6% interest in Brookfield Property Partners, based on accounting fair values, was paid April 15, 2013.
(b)	The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004.
(c)	These shares were de-listed on June 30, 2013.
(d)	These shares were issued on February 8, 2011. The dividends paid in 2011 were for the period from the date of issue.
(e)	These shares were issued on November 2, 2011. The dividends paid in 2011 were for the period from the date of issue.
(f)	These shares were issued on March 13, 2012. The dividends paid in 2012 were for the period from the date of issue.
(g)	These shares were issued on September 12, 2012. The dividends paid in 2012 were for the period from the date of issue.
(h)	These shares were issued on November 27, 2012. No dividends were paid in 2012.
(i)	These shares were issued on June 13, 2013. The dividends paid in 2013 were for the period from the date of issue.
(j)	These shares were issued on March 13, 2014.

The Corporation redeemed its Class A Preference Shares, Series 10 on April 5, 2012; its Class A Preference Shares, Series 11 on October 1, 2012; and its Class A Preference Shares, Series 21 on July 2, 2013. The Corporation’s redemption of its Class A Preference Shares, Series 12 will be effected on April 7, 2014.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. – 2014 Annual Information Form	27

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “The Company/Articles & By-laws” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,200,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19;

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20;

•	the twenty-first series, which consists of 6,000,000 Class A Preference Shares, Series 21;

•	the twenty-second series, which consists of 12,000,000 Class A Preference Shares, Series 22;

•	the twenty-third series, which consists of 12,000,000 Class A Preference Shares, Series 23;

•	the twenty-fourth series, which consists of 11,000,000 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 11,000,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 10,000,000 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,890,000 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 10,000,000 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 12,000,000 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

28	Brookfield Asset Management Inc. – 2014 Annual Information Form

•	the thirty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 8,000,000 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 8,000,000 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 8,000,000 Class A Preference Shares, Series 38; and

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.

As at March 25, 2014, the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,652,394 Class A Preference Shares, Series 8; 6,347,606 Class A Preference Shares, Series 9; nil Class A Preference Shares, Series 10; nil Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; nil Class A Preference Shares, Series 21; 12,000,000 Class A Preference Shares, Series 22; nil Class A Preference Shares, Series 23; 11,000,000 Class A Preference Shares, Series 24; nil Class A Preference Shares, Series 25; 10,000,000 Class A Preference Shares, Series 26; nil Class A Preference Shares, Series 27; 9,400,000 Class A Preference Shares, Series 28; nil Class A Preference Shares, Series 29; 10,000,000 Class A Preference Shares, Series 30; nil Class A Preference Shares, Series 31; 12,000,000 Class A Preference Shares, Series 32; nil Class A Preference Shares, Series 33; 10,000,000 Class A Preference Shares, Series 34; nil Class A Preference Shares, Series 35; 8,000,000 Class A Preference Shares, Series 36; 8,000,000 Class A Preference Shares, Series 37; 8,000,000 Class A Preference Shares, Series 38; nil Class A Preference Shares, Series 39; nil Class AA Preference Shares; 626,520,133 Class A Shares; and 85,120 Class B Shares.

Brookfield Asset Management Inc. – 2014 Annual Information Form	29

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CST Trust Company at its principal office in Toronto, Ontario, Canada. CST Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s public securities at its offices in Canton, Massachusetts.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•	The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s most recent Circular, which pages are incorporated by reference in this Annual Information Form.

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte LLP, the Corporation’s external auditor, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Marcel R. Coutu; Diana L. Taylor; and George S. Taylor, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu and Mr. Taylor each qualify as an “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 15 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Ms. Taylor was the 42nd Superintendent of the New York State Banking Department and is currently a Managing Director at Wolfensohn Fund Management L.P. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chair for a number of public companies and non-profit organizations during his business career.

Additional information on the members of the Audit Committee is contained in the most recent Circular.

30	Brookfield Asset Management Inc. – 2014 Annual Information Form

Principal Accountant Fees and Services

Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its consolidated reporting issuer subsidiaries (other than Brookfield Renewable Partners). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2013 and 2012:

	2013			2012
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	$3.8	$31.6	$35.4	$2.1	$20.4	$22.5
Audit-related fees	0.3	1.8	2.1	0.5	6.9	7.4
Tax fees	0.3	0.9	1.2	—	0.2	0.2
All other fees	0.1	0.7	0.8	0.4	2.0	2.4

Total	$4.5	$35.0	$39.5	$3.0	$29.5	$32.5

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include but are not limited to: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding the provision of services by its external auditor, currently Deloitte. This policy requires Audit Committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.

Under the policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Corporation’s Audit Committee.

Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the Audit Committee, aggregate less than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Brookfield Asset Management Inc. – 2014 Annual Information Form	31

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the most recent Circular.

Additional financial information on the Corporation is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2013, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

32	Brookfield Asset Management Inc. – 2014 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES

The following sets out trading information for 2013 for the Corporation’s publicly traded securities that were outstanding at any time during 2013, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)			Volume Traded (a)	Price Per Share (US$)			Volume Traded (b)

Period	High	Low	Average		High	Low	Average
2013
January	38.14	36.09	37.12	13,130,178	38.03	36.58	37.31	19,779,118
February	39.23	36.41	37.82	20,128,447	38.96	36.50	37.73	28,844,877
March	40.29	35.79	38.04	19,869,549	39.16	35.20	37.18	33,826,354
April	38.98	36.53	37.76	16,302,323	38.69	35.75	37.22	20,973,732
May	39.37	36.44	37.91	20,214,884	39.15	35.16	37.16	21,296,776
June	38.43	35.00	36.72	19,081,188	36.61	33.59	35.10	89,762,150
July	39.34	37.00	38.17	11,966,582	38.19	34.98	36.59	12,974,239
August	39.00	35.35	37.18	15,493,727	37.68	33.67	35.68	16,575,478
September	39.05	36.20	37.63	11,214,904	38.00	34.35	36.18	13,670,083
October	42.64	38.42	40.53	11,678,194	40.82	37.18	39.00	14,727,172
November	42.25	40.86	41.56	13,312,722	40.55	38.66	39.61	12,982,814
December	41.51	39.51	40.51	10,090,425	39.00	37.13	38.07	13,326,198

(a)	Volume traded refers to volume traded on TSX only.
(b)	Volume traded refers to volume traded on NYSE only.

Class A Limited Voting Shares (NYSE Euronext: BAMA)

There was no trading activity of the Corporation’s Class A Limited Voting Shares on the NYSE Euronext during 2013.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	18.26	17.48	17.87	785,005	18.20	17.48	17.84	271,931
February	18.75	18.03	18.39	440,062	18.64	18.00	18.32	128,165
March	18.62	18.37	18.50	199,149	18.75	18.40	18.58	64,348
April	18.66	17.97	18.32	226,347	18.53	17.85	18.19	126,638
May	18.58	17.32	17.95	259,964	18.40	17.35	17.88	83,452
June	18.32	17.62	17.97	261,789	17.85	17.46	17.66	179,488
July	18.65	17.80	18.23	181,778	18.49	17.60	18.05	92,193
August	18.75	17.95	18.35	148,243	18.99	17.50	18.25	59,928
September	18.49	18.10	18.30	140,084	18.30	17.98	18.14	66,014
October	18.55	17.33	17.94	240,082	18.27	17.33	17.80	72,725
November	18.20	17.44	17.82	140,358	18.11	17.42	17.77	48,994
December	18.00	17.57	17.79	118,809	18.02	17.55	17.79	50,527

Brookfield Asset Management Inc. – 2014 Annual Information Form	A-1

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	23.91	23.00	23.46	43,254	22.95	22.12	22.54	28,578
February	24.94	23.40	24.17	18,425	23.54	22.65	23.10	16,761
March	24.72	24.03	24.38	36,811	23.65	22.06	22.86	206,939
April	25.34	24.38	24.86	24,615	24.40	23.06	23.73	341,684
May	25.00	24.52	24.76	37,925	24.88	23.62	24.25	67,833
June	25.08	24.53	24.81	25,948	24.39	21.87	23.13	73,660
July	25.00	24.53	24.77	19,545	23.37	22.25	22.81	24,627
August	25.01	23.01	24.01	18,925	23.25	21.39	22.32	42,213
September	24.10	23.10	23.60	16,690	23.20	22.02	22.61	24,031
October	24.98	22.76	23.87	14,552	22.94	21.85	22.40	29,102
November	24.80	23.41	24.11	47,072	23.10	22.12	22.61	45,764
December	24.64	23.45	24.05	23,935	22.42	20.26	21.34	47,760

	Class A Preference Shares, Series 12 (TSX: BAM.PR.J)				Class A Preference Shares, Series 13 (TSX: BAM.PR.K)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	27.18	26.65	26.92	60,448	18.20	17.45	17.83	131,887
February	27.41	26.63	27.02	193,687	18.55	18.00	18.28	125,815
March	27.12	26.70	26.91	64,825	18.58	18.29	18.44	235,218
April	27.13	26.80	26.97	61,318	18.41	17.78	18.10	94,917
May	27.09	26.62	26.86	95,390	18.46	17.30	17.88	166,671
June	26.88	26.26	26.57	59,914	17.95	17.51	17.73	64,662
July	27.21	26.40	26.81	220,911	18.42	17.64	18.03	193,123
August	27.20	25.97	26.59	39,265	18.54	17.65	18.10	56,055
September	27.08	26.20	26.64	52,901	18.37	18.01	18.19	52,753
October	26.65	26.25	26.45	67,321	18.24	17.34	17.79	76,295
November	26.65	26.21	26.43	82,162	18.14	17.34	17.74	93,652
December	26.50	26.18	26.34	69,954	17.90	17.52	17.71	58,234

	Class A Preference Shares, Series 14 (TSX: BAM.PR.L)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	—	—	—	—	24.81	24.02	24.42	152,040
February	—	—	—	—	24.87	24.40	24.64	83,528
March	—	—	—	—	24.94	24.33	24.64	213,139
April	—	—	—	—	24.83	24.45	24.64	238,632
May	—	—	—	—	24.82	24.37	24.60	179,001
June	—	—	—	—	24.45	20.70	22.58	295,792
July	100.10	100.10	100.10	100	22.26	21.19	21.73	315,978
August	—	—	—	—	21.88	19.53	20.71	195,601
September	—	—	—	—	20.89	19.82	20.36	176,570
October	—	—	—	—	20.40	19.24	19.82	242,881
November	—	—	—	—	20.46	19.43	19.95	270,593
December	—	—	—	—	19.81	18.35	19.08	462,086

A-2	Brookfield Asset Management Inc. – 2014 Annual Information Form

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 21 (TSX: BAM.PR.O)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	24.95	23.91	24.43	287,288	25.44	25.08	25.26	35,562
February	24.71	24.38	24.55	82,104	25.40	25.04	25.22	28,169
March	24.93	24.43	24.68	195,570	25.36	24.99	25.18	35,751
April	24.99	24.50	24.75	193,706	25.24	25.07	25.16	36,123
May	24.75	24.26	24.51	221,891	25.28	25.12	25.20	294,316
June	24.43	20.50	22.47	328,499	25.29	24.97	25.13	33,440
July (a)	22.00	21.11	21.56	367,464	—	—	—	—
August	21.67	19.19	20.43	242,561	—	—	—	—
September	20.79	19.75	20.27	137,390	—	—	—	—
October	20.50	19.37	19.94	204,429	—	—	—	—
November	20.38	19.25	19.82	236,494	—	—	—	—
December	19.70	18.40	19.05	541,886	—	—	—	—

(a)	The Corporation’s Class A Preference Shares, Series 21 were redeemed on July 2, 2013.

	Class A Preference Shares, Series 22 (TSX: BAM.PR.P)				Class A Preference Shares, Series 24 (TSX: BAM.PR.R)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	27.21	26.81	27.01	429,901	26.71	26.12	26.42	217,186
February	27.09	26.84	26.97	179,876	27.11	26.27	26.69	169,659
March	27.10	26.50	26.80	273,787	27.10	26.51	26.81	262,996
April	26.89	26.00	26.45	297,732	27.14	26.16	26.65	158,431
May	26.91	26.55	26.73	189,479	26.85	26.45	26.65	234,223
June	26.73	25.85	26.29	303,224	26.65	25.21	25.93	247,013
July	26.36	25.95	26.16	260,895	26.27	25.65	25.96	433,141
August	26.21	25.62	25.92	250,281	26.30	24.71	25.51	218,562
September	26.36	25.42	25.89	160,106	25.83	24.82	25.33	134,261
October	26.05	25.65	25.85	209,794	25.42	24.74	25.08	225,583
November	26.22	25.82	26.02	185,677	25.92	25.10	25.51	132,443
December	26.22	25.52	25.87	217,537	26.00	25.15	25.58	119,204

	Class A Preference Shares, Series 26 (TSX: BAM.PR.T)				Class A Preference Shares, Series 28 (TSX: BAM.PR.X)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	26.14	25.63	25.89	148,125	25.50	25.05	25.28	588,573
February	26.49	25.97	26.23	120,113	25.95	25.40	25.68	246,924
March	26.50	25.95	26.23	313,828	26.48	25.46	25.97	244,061
April	26.34	25.70	26.02	280,709	26.15	25.25	25.70	219,883
May	26.21	25.60	25.91	254,075	26.16	25.41	25.79	129,873
June	26.35	24.15	25.25	209,848	25.69	22.51	24.10	157,123
July	25.50	24.80	25.15	146,986	24.55	23.01	23.78	213,411
August	25.12	22.19	23.66	162,748	24.13	21.55	22.84	157,892
September	24.56	23.92	24.24	251,330	23.98	22.55	23.27	168,844
October	24.39	22.62	23.51	208,038	22.83	21.29	22.06	171,944
November	24.93	23.10	24.02	238,276	22.78	21.82	22.30	313,315
December	24.98	23.47	24.23	191,581	22.60	20.45	21.53	473,551

Brookfield Asset Management Inc. – 2014 Annual Information Form	A-3

	Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)				Class A Preference Shares, Series 32 (TSX: BAM.PF.A)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	26.64	26.20	26.42	503,429	26.26	25.80	26.03	145,289
February	27.46	26.59	27.03	222,214	26.69	26.02	26.36	274,551
March	27.38	26.55	26.97	245,032	26.62	25.93	26.28	339,293
April	27.27	26.71	26.99	153,802	27.07	26.26	26.67	400,420
May	27.13	26.55	26.84	153,102	26.94	25.83	26.39	186,803
June	26.70	25.10	25.90	203,411	26.14	24.51	25.33	293,765
July	26.37	25.60	25.99	140,757	25.64	25.23	25.44	229,269
August	25.93	24.65	25.29	160,719	25.44	23.58	24.51	294,262
September	25.90	25.25	25.58	136,594	25.31	24.66	24.99	275,682
October	25.57	24.92	25.25	205,679	25.25	24.09	24.67	385,990
November	26.05	25.25	25.65	95,563	25.91	24.80	25.36	234,907
December	25.95	24.98	25.47	174,351	25.99	24.51	25.25	150,666

	Class A Preference Shares, Series 34 (TSX: BAM.PF.B)				Class A Preference Shares, Series 36 (TSX: BAM.PF.C)
	Price Per Share (C$)			Volume Traded	Price Per Share (C$)			Volume Traded

Period	High	Low	Average		High	Low	Average
2013
January	25.99	25.18	25.59	224,921	25.14	24.85	25.00	897,864
February	26.40	25.58	25.99	290,898	25.14	24.97	25.06	207.569
March	26.10	25.30	25.70	213,560	25.09	24.65	24.87	166,047
April	26.20	25.51	25.86	226,893	24.98	24.65	24.82	280,987
May	26.27	25.50	25.89	265,103	24.99	24.39	24.69	285,039
June	25.92	24.20	25.06	303,616	24.51	20.91	22.71	434,320
July	25.48	24.21	24.85	193,286	22.45	21.29	21.87	208,570
August	24.81	22.01	23.41	204,476	21.79	19.40	20.60	294,531
September	24.77	23.29	24.03	150,682	20.91	20.00	20.46	245,727
October	24.35	23.22	23.79	195,790	20.50	19.30	19.90	391,722
November	25.20	23.69	24.45	222,329	20.40	19.36	19.88	392,901
December	25.18	23.70	24.44	199,503	20.00	18.88	19.44	734,306

	Class A Preference Shares, Series 37 (TSX: BAM.PF.D)
	Price Per Share (C$)			Volume Traded

Period	High	Low	Average
2013
January	—	—	—	—
February	—	—	—	—
March	—	—	—	—
April	—	—	—	—
May	—	—	—	—
June (a)	23.39	21.75	22.57	1,064,035
July	23.39	22.50	22.95	567,533
August	22.88	20.00	21.44	453,390
September	21.69	20.76	21.23	389,741
October	21.44	19.72	20.58	315,888
November	20.37	19.45	19.91	405,558
December	20.00	18.85	19.43	955,289

(a)	The Corporation’s Class A Preference Shares, Series 37 commenced trading on the TSX on June 13, 2013.

A-4	Brookfield Asset Management Inc. – 2014 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S

AUTHORIZED SECURITIES

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference

Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A

Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. – 2014 Annual Information Form	B-1

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
1	N/A	23,391	nil	nil	65% of average “Prime Rate” (as defined in the articles)	At any time	25.00 *	Into Series 2 on a one-for-one basis at any time	N/A
2	BAM.PR.B	10,465,100	10,465,100	262	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
3	N/A	2,000	nil	nil	A maximum rate equal to the Bankers’ Acceptance Rate (as defined in the articles) plus 0.40%	At any time	100,000	N/A	N/A
4	BAM.PR.C	4,000,000	4,000,000	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
5	N/A	2,600,000	2,600,000	65	65% of average “Prime Rate” (as defined in the articles)	At any time	25.00*	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
7	N/A	4,000,000	4,000,000	100	8.5%	At any time	25.00	Into Class A Shares upon a (i) public offering, (ii) private placement of Class A Shares at the price payable for Class A Shares divided by C$25.00	N/A
8	BAM.PR.E	8,000,000	1,652,394	41	Between 50–100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A
9	BAM.PR.G	8,000,000	6,347,606	159	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A
10	N/A	10,000,000	nil	nil	5.75%	At any time	25.00	On the last day of March, June, September and December into a number of Class A Shares per share based on C$25.00 divided by the Conversion Price 3, [4]	At any time into a number of Class A Shares per share based on C$25.00 divided by the Conversion Price
11	N/A	31,500,000	nil	nil	5.5%	At any time	25.00	On the last day of March, June, September and December into a number of Class A Shares per share based on C$25.00 divided by the Conversion Price [4]	At any time into a number of Class A Shares per share based on C$25.00 divided by the Conversion Price
12	BAM.PR.J	8,000,000	7,000,000	175	5.4%	March 31, 2014	26.00 if before March 31, 2015, with annual 0.25 decreases until March 31, 2018; 25.00 thereafter	After March 31, 2018 on the last day of each of March, June, September and December in each year into a proportionate number of Class A Shares per share based on C$25.00 divided by the Conversion Price [4]	At any time after March 31, 2014 into a number of Class A Shares per share based on the applicable redemption price divided by the Conversion Price
13	BAM.PR.K	9,999,000	9,999,000	250	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
14	BAM.PR.L	665,000	665,000	67	63% of the “Average Prime Rate” (as defined in the articles)	On any March 1, June 1, September 1 or December 1	100.00 *	N/A	N/A
15	N/A	4,000,000	4,000,000	100	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
16	N/A	7,835,200	7,810,200	195	75% of the “Prime Rate” (as defined in the articles) and, when certain conditions are met, monthly adjustments (up or down) of up to 4%	At any time	25.00	N/A	N/A

Notes:

*	Class A Preference Shares, Series 1, 5 and 14 are retractable at the option of the holder for C$25.00 (C$100 in the case of Series 14) per share together with all accrued and unpaid dividends.
[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.
[3]	The Conversion Price means the greater of C$2.00 or 95% of the weighted average trading price of the Class A Shares on the TSX for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day.
[4]	The holder’s conversion option is subject to the right of the Corporation to (i) redeem all or part of or (ii) cause the holder to sell to another purchaser(s) all or part of such shares.

B-2	Brookfield Asset Management Inc. – 2014 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
17	BAM.PR.M	8,000,000	8,000,000	200	4.75%	At any time	25.50 (if before December 31, 2014); 25.25 (if before December 31, 2015); 25.00 thereafter	N/A	At any time after into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
18	BAM.PR.N	9,200,000	8,000,000	200	4.75%	At any time	25.75 if before June 30, 2014, with annual 0.25 decreases until June 30, 2016; 25.00 thereafter	N/A	At any time after into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
19	N/A	13,700,000	13,700,000	137	9%	At any time	10.00	N/A	N/A
20	N/A	13,513,510	13,513,510	135	9%	At any time	10.00	N/A	N/A
21	N/A	6,000,000	nil	nil	5%	At any time	25.00	On the last day of each of March, June, September and December in each year into a number of Class A Shares per share based on C$25.00 divided by the Conversion Price, subject to the Corporation’s right to redeem or sell such shares [4]	At any time after into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
22	BAM.PR.P	12,000,000	12,000,000	300	7% until September 30, 2014; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 4.45%	September 30, 2014	25.00	Into Series 23 on a one-for-one basis on September 30, 2014 and on every September 30 every five years thereafter and automatically in certain circumstances	N/A
23	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.45%	September 30, 2014	25.00 for redemptions on September 30, 2019 or September 30 every five years thereafter; 25.50 otherwise	Into Series 22 on a one-for-one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
24	BAM.PR.R	11,000,000	11,000,000	275	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
25	N/A	11,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 or June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BAM.PR.T	10,000,000	10,000,000	250	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BAM.PR.X	9,890,000	9,400,000	235	4.6% until June 30, 2017; there-after the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A

Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.
[4]	The holder’s conversion option is subject to the right of the Corporation to (i) redeem all or part of or (ii) cause the holder to sell to another purchaser(s) all or part of such shares.

Brookfield Asset Management Inc. – 2014 Annual Information Form	B-3

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
30	BAM.PR.Z	10,000,000	10,000,000	250	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstance	N/A
32	BAM.PF.A	12,000,000	12,000,000	300	4.50% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BAM.PF.B	10,000,000	10,000,000	250	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BAM.PF.C	8,000,000	8,000,000	200	4.85%	March 31, 2018	26.00 if before March 31, 2019, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BAM.PF.D	8,000,000	8,000,000	200	4.9%	September 30, 2018	26.00 if before September 30, 2019, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BAM.PF.E	8,000,000	8,000,000	200	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A

Notes:

[1]	Rounded to the nearest million.
[2]	Together with accrued and unpaid dividends.

B-4	Brookfield Asset Management Inc. – 2014 Annual Information Form

Voting Rights

Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends 1, whether or not consecutive, are not paid 2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 1, 2 and 3 may be entitled to elect).

Holders of Class A Preference Shares, Series 1, Series 2 or Series 3 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.

Holders of Class A Preference Shares, Series 14 (“Series 14”) are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected if 24 monthly dividends, in the aggregate, are not paid. When entitled to vote, holders will vote in the election of directors and shall be entitled to four votes in respect of each C$100.00 of Series 14 shares held. At any other meeting of Class A Preference Shares, or a joint meeting of the two or more series of Class A Preference Shares, each Series 14 holder will have four votes.

Holders of Class A Preference Shares, Series 19 (“Series 19”) are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to one vote per Series 19 share held.

Holders of Class A Preference Shares, Series 20 (“Series 20”) shall not be entitled to receive notice of, to attend or to vote at any meeting of shareholders, except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 20 shares, as a series.

Rights on Liquidation, Dissolution and Winding Up

Holders of Class A Preference Shares are entitled to C$25.00 3 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not be entitled to share in any further distribution of assets of the Corporation.

Restrictions on Dividends and Retirement of Shares

Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the

Corporation will not:

a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares [4]; or

e)	with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares [5];

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.
[2]	In the case of holders of Class A Preference Shares, Series 8, 9 and 16, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.
[3]	Holders of Class A Preference Shares, Series 3 are entitled to C$100,000.00; holders of Series 14 shares are entitled to C$100.00; holders of Series 19 and Series 20 shares are entitled to C$10.00.
[4]	This provision does not apply to Class A Preference Shares, Series 7, 17, 18 and 21.
[5]	This provision does not apply to Class A Preference Shares, Series 1, 2, 3, 4, 7, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37 and 38.

Brookfield Asset Management Inc. – 2014 Annual Information Form	B-5

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.

Without the approval of holders of the Series 19 or Series 20 shares, as applicable, the Corporation will not redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Series 19 or Series 20 shares, as applicable, in respect of a Distribution of Assets (as defined in the articles) except entirely through the issuance of shares ranking junior to the Series 19 or Series 20 shares, as applicable, or through the use of proceeds from an issuance of shares ranking junior to the Series 19 or Series 20 shares, as applicable.

Purchase for Cancellation

Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

Shareholder Approvals 6

Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 2/3% of the votes cast at a meeting where the required quorum 7 is present.

CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES

The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.

Series

The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the

Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.

[6]	This provision does not apply to Class A Preference Shares, Series 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16.
[7]	The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38 and 39 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

B-6	Brookfield Asset Management Inc. – 2014 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B

Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated

August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors,” each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of

Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1,

Series 2 and Series 3. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management Inc. – 2014 Annual Information Form	B-7

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIR

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the Corporation’s internal audit function and auditor to report directly to the Committee;

(c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws with the rotation of certain members of the audit engagement team;

(i)	review and evaluate the lead partner of the auditor;

Brookfield Asset Management Inc. – 2014 Annual Information Form	C-1

(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(l)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(o)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(p)	review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

C-2	Brookfield Asset Management Inc. – 2014 Annual Information Form

(q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(t)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

(v)	review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures and review process;

(w)	review periodically, the status of taxation matters of the Corporation;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review risks of fraud related to financial reporting that come to the attention of the Committee, either through a referral of the Risk Management Committee of the Corporation or otherwise; and

(z)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that management in the Corporation’s finance & treasury group and the internal and independent audit teams have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

Brookfield Asset Management Inc. – 2014 Annual Information Form	C-3

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish and periodically review a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

C-4	Brookfield Asset Management Inc. – 2014 Annual Information Form

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)	is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)	is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than C$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)	is or was a partner of, affiliated with or employed by, or whose immediate family member is or was a partner of or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation, partnership or employment relationship with the auditor;

(d)	is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

(e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Brookfield Asset Management Inc. – 2014 Annual Information Form	C-5

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(f)	accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(g)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 13, 2014.

C-6	Brookfield Asset Management Inc. – 2014 Annual Information Form

Brookfield Asset Management Inc.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Suite 2302, Prosperity Tower	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	39 Queens Road Central	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	Central, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London EC2M 3XD	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55 (21) 3527.7799	F 91 (22) 6600.0401

www.brookfield.com            NYSE: BAM        TSX: BAM.A        EURONEXT: BAMA